RidgeWood Bottle & Tap

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	200.00
Square Income	1,070,608.24
Tips Received	173,266.82
Unapplied Cash Payment Income	0.00
Total Income	**$1,244,075.06**
Cost of Goods Sold	
Apparel	11,625.98
Beer, Wine & Cider	360,479.15
Cost of Goods Sold	35,816.60
Glasswares	9,638.56
Inventory Adjustments	-20,924.00
Total Cost of Goods Sold	**$396,636.29**
GROSS PROFIT	**$847,438.77**
Expenses	
Advertising & Marketing	700.00
Amortization	1,556.00
Bank Charges & Fees	96.79
Cash Over/Short	-448.35
Charitable Contributions and Sponsorships	750.00
Depreciation	3,374.00
Dues and Subscriptions	4,766.15
Equipment Expense	2,905.74
Furniture & Fixture Expense	1,848.45
Guaranteed Payments to Partners	
Alex Rosinbum	26,853.68
Alex Rosinbum Health Insurance	400.00
Alex Rosinbum Tips	36,836.40
Robin Warma	51,200.00
Robin Warma Bonus	10,000.00
Robin Warma Tips	30,268.07
Total Guaranteed Payments to Partners	**155,558.15**
Insurance	14,613.57
Legal & Professional Services	
Accounting	7,003.75
Total Legal & Professional Services	**7,003.75**
Meals & Entertainment	3,377.15
Occupancy	
Rent & Lease	67,015.44
Utilities	21,484.96
Total Occupancy	**88,500.40**

RidgeWood Bottle & Tap

Profit and Loss

January - December 2021

	TOTAL
Office Supplies & Software	5,992.94
Payroll Expenses	
Employer Taxes	17,523.75
Tips	108,289.87
Wages	69,960.87
Total Payroll Expenses	**195,774.49**
Repairs & Maintenance	28,768.45
Signage Expense	1,199.61
Square Fees	37,504.04
Taxes & Licenses	9,766.00
Travel	3,007.55
Total Expenses	**$566,614.88**
NET OPERATING INCOME	**$280,823.89**
Other Income	
Credit Card Rebate	294.56
ERC Tax Credit	41,806.56
Total Other Income	**$42,101.12**
NET OTHER INCOME	**$42,101.12**
NET INCOME	**$322,925.01**

RidgeWood Bottle & Tap

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
B of A Tax Savings 5207	7,991.83
BOA Tax Savings 2890	11,500.00
Business Advantage Chk - 0900 (0900)	119,015.57
Petty Cash	397.62
Total Bank Accounts	**$138,905.02**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	45,033.00
Undeposited Funds	3,182.98
Total Other Current Assets	**$48,215.98**
Total Current Assets	**$187,121.00**
Fixed Assets	
Accumulated Depreciation	-239,718.49
Equipment	67,827.72
Furniture & Fixtures	21,566.89
Glassware	0.00
Leasehold Improvements	135,215.62
Signage	15,108.31
Total Fixed Assets	**$0.05**
Other Assets	
Accumulated Amortization	-2,593.10
Start Up Expenses	23,334.81
Total Other Assets	**$20,741.71**
TOTAL ASSETS	**$207,862.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
Amex CC1 Stuart 73000	3,418.02
Amex CC2 Robin 71012	4,384.61
Total American Express	**7,802.63**
BoA Credit Card	0.00
BoA CC1 Stuart 6759	549.67
BoA CC2 Robin 4061	783.47

RidgeWood Bottle & Tap

Balance Sheet

As of December 31, 2021

	TOTAL
Total BoA Credit Card	**1,333.14**
Total Credit Cards	**$9,135.77**
Other Current Liabilities	
EIDL Loan	0.00
Square Gift Card	8,530.31
Square Sales Tax Payable	8,667.47
Square Tips	0.00
Total Other Current Liabilities	**$17,197.78**
Total Current Liabilities	**$26,333.55**
Total Liabilities	**$26,333.55**
Equity	
Owner's Equity - Robin Warma	135,000.00
Owner's Equity-ZPRW	135,000.00
Partner Distribution-Robin Warma	-124,000.00
Partner Distributions-ZPRW	
Partner Distributions-ZPRW Faris 70%	-85,400.00
Partner Distributions-ZPRW Lavaris 10%	-12,200.00
Partner Distributions-ZPRW Ritums 10%	-12,200.00
Partner Distributions-ZPRW Rosinbum 10%	-12,200.00
Total Partner Distributions-ZPRW	**-122,000.00**
Retained Earnings	-163,395.80
ZPRW Expense	-2,000.00
Net Income	322,925.01
Total Equity	**$181,529.21**
TOTAL LIABILITIES AND EQUITY	**$207,862.76**

RidgeWood Bottle & Tap

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	322,927.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3.64
Inventory Asset	-20,924.00
Accumulated Depreciation	3,374.00
Furniture & Fixtures	-320.42
Signage	-3,053.63
Accumulated Amortization	1,556.00
American Express	0.00
American Express:Amex CC1 Stuart 73000	-3,195.67
American Express:Amex CC2 Robin 71012	4,384.61
BoA Credit Card	0.00
BoA Credit Card:BoA CC1 Stuart 6759	75.03
BoA Credit Card:BoA CC2 Robin 4061	783.47
Square Gift Card	2,488.14
Square Sales Tax Payable	607.45
Square Tips	1.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,227.39**
Net cash provided by operating activities	**$308,699.68**
FINANCING ACTIVITIES	
Owner's Equity - Robin Warma	0.00
Partner Distribution-Robin Warma	-124,000.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Faris 70%	-85,400.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Lavaris 10%	-12,200.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Ritums 10%	-12,200.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Rosinbum 10%	-12,200.00
ZPRW Expense	-2,000.00
Net cash provided by financing activities	**$ -248,000.00**
NET CASH INCREASE FOR PERIOD	**$60,699.68**
Cash at beginning of period	81,388.32
CASH AT END OF PERIOD	**$142,088.00**